Exhibit (a)(1)(I)

FORM OF EMAIL NOTICE

REGARDING REJECTION OF OPTIONS FOR EXCHANGE

From: SINGULAR GENOMICS SYSTEMS, INC.

Re:	Notice of Rejection of Options for Exchange

Thank you for your submission of the Election Form pursuant to the Offer to Exchange Eligible Option(s) for New Option(s), dated July 25, 2022 (the “Exchange Offer”). With this letter, we are notifying you that Singular Genomics Systems, Inc. (“Singular,” “we,” “us,” “our” or the “Company”) has rejected for exchange the options listed on your Election Form. Accordingly, your options will remain outstanding and subject to their original terms. For additional information regarding the rejection of your options for exchange, please contact equity@singulargenomics.com.

Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Exchange Offer.